UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2010
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of registrant’s name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:
EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	July 30, 2010	Consolidated Business Results for the First Quarter of the Fiscal Year Ending March 31, 2011

2	July 30, 2010	Announcement Regarding Stock Option Grants (Stock Acquisition Rights)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Ikuo Otani
Ikuo Otani
Director and General Manager of Corporate Planning

Date: August 2, 2010

EXHIBIT 1
[Translation]
Consolidated Business Results for the First Quarter of the Fiscal Year Ending March 31, 2011
[U.S. Accounting Standards]
July 30, 2010

Listed Company: Wacoal Holdings Corp.	Stock Exchanges: Tokyo, Osaka
Code Number: 3591 (URL: http://www.wacoalholdings.jp/ir/)
Representative:	Position: President and Representative Director
Name: Yoshikata Tsukamoto
For Inquiries:	Position: Director and General Manager of Corporate Planning
Name: Ikuo Otani	Tel: (075) 682-1028

Scheduled submission date of quarterly report: August 13, 2010
Scheduled start date of dividend payment: —
Supplementary materials regarding quarterly business results:	None
Explanatory meeting regarding quarterly business results:	None
(Amounts less than 1 million yen have been rounded)
1.	First Quarter of the Fiscal Year Ending March 31, 2011 (April 1, 2010 — June 30, 2010)
(1)	Consolidated Business Results

	(% indicates changes from the same period of the previous fiscal year)
							Net Income
							Attributable to
							Wacoal Holdings
	Sales		Operating Income		Pre-tax Net Income		Corp.
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
First Quarter ended June 30, 2010	40,989	8.6	2,501	145.2	1,894	553.1	1,064	100.8
First Quarter ended June 30, 2009	37,741	(10.1)	1,020	(57.4)	290	(84.4)	530	(58.6)

	Net Income	Diluted Net Earnings
	Attributable to	Attributable to
	Wacoal Holdings	Wacoal Holdings
	Corp. Per Share	Corp. Per Share
	Yen	Yen
First Quarter ended June 30, 2010	7.54	7.53
First Quarter ended June 30, 2009	3.77	3.77
(2)	Consolidated Financial Condition

			Total	Total
		Total Equity	Shareholders’	Shareholders’	Shareholders’
	Total Assets	(Net Assets)	Equity	Equity Ratio	Equity Per Share
	Million Yen	Million Yen	Million Yen	%	Yen
First Quarter ended June 30, 2010	219,025	170,876	168,958	77.1	1,196.63
As of the end of Fiscal Year (March 31, 2010)	223,387	173,553	171,630	76.8	1,215.52

2.	Status of Dividends

	Annual Dividend
	End of First	End of Second	End of Third
	Quarter	Quarter	Quarter	Year-End	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal Year Ended March 31, 2010	—	—	—	20.00	20.00
Fiscal Year Ending March 31, 2011	—
Fiscal Year Ending March 31, 2011 (Estimates)		—	—	20.00	20.00

(Note)	Revision of estimated dividends during the First Quarter: None
3.	Forecast of Consolidated Business Results for the Fiscal Year Ending March 31, 2011 (April 1, 2010 — March 31, 2011)

(% indicates changes from prior fiscal year for annual and from six-month period ended September 30, 2009 for the six-month period)
							Net Income		Net Income
							Attributable to		Attributable to
			Operating		Pre-tax Net		Wacoal Holdings		Wacoal Holdings
	Sales		Income		Income		Corp.		Corp. Per Share
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%	Yen
Six-Month Period Ending September 30, 2010	87,000	6.7	3,800	0.3	3,800	27.5	2,100	1.5	14.87
Fiscal Year Ending March 31, 2011	172,000	5.3	5,000	31.2	5,100	63.3	3,200	26.8	22.66

(Note)	Revision of forecast of consolidated business results during the First Quarter: None
4.	Other (For details, please see “Other Information” on page 5 of the attached materials.)
(1)	Changes in significant subsidiaries in the first quarter of the current fiscal year: None (i.e., changes in specified subsidiaries (tokutei kogaisha) which involve change in scope of consolidation)

(2)	Application of simplified accounting methods and specific accounting methods: None
(i.e., application of simplified accounting methods and specific accounting methods in preparing quarterly consolidated financial statements)

(3)	Changes in accounting principles, procedures and indication method:
(i)	Changes due to modifications in accounting standards, etc.: None

(ii)	Changes other than (i) above: None
(4)	Number of Issued Shares (Common Stock)

		First Quarter ended	Fiscal Year ended
		June 30, 2010	March 31, 2010
(i)	Number of issued shares (including treasury stock) as of the end of:	143,378,085 shares	143,378,085 shares
(ii)	Number of shares held as treasury stock as of the end of:	2,182,836 shares	2,179,739 shares
(iii)	Average number of shares during (Consolidated First Quarter ended June 30):	141,196,784 shares	140,450,497 shares (First Quarter ended June 30, 2009)
*Notes on Implementation of Quarterly Review Procedures
This summary of quarterly financial results is not subject to the quarterly review procedures based on the Financial Instruments and Exchange Law. The review procedures for the quarterly financial statements based on the Financial Instruments and Exchange Law had not been completed at the time of disclosure of this summary of quarterly financial results.

*Cautionary Statement regarding Forecast of Business Results
     The forecast of business results are based on information available as of the date this data was released and, due to various risks, uncertainties and other factors arising in the future, actual results may largely differ from our estimates.
     These risks, uncertainties and other factors include: the impact of the ongoing global economic downturn and financial crisis; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture, market and sell products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand and operate our network of specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to attract and retain highly qualified personnel; effects of seasonality on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks from disputes relating to intellectual property; our ability to fully comply with all applicable laws and regulations regarding the protection of customer information and our ability to protect our trade secrets; our ability to establish and maintain effective internal controls; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; and the impact of any natural disaster or epidemic on our business; risks of not successfully collecting return of investment in new markets; and other risks referred to from time to time in Wacoal Holdings’ filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

¡ Table of Contents for Attached Materials

1.	Qualitative Information Regarding Consolidated Performance during the Current First Quarter	2

(1)	Qualitative Information regarding Consolidated Business Results	2

(2)	Qualitative Information regarding Consolidated Financial Condition	4

(3)	Qualitative Information regarding Forecast of Consolidated Business Results	5

2.	Other Information	5

(1)	Summary of Changes in Significant Subsidiaries	5

(2)	Summary of Application of Simplified Accounting Methods and Specific Accounting Methods	5

(3)	Summary of Changes in Accounting Principles, Procedures and Indication Method	5

3.	Consolidated Financial Statements	6

(1)	Consolidated Balance Sheets	6

(2)	Consolidated Quarterly Income Statements	8

(3)	Consolidated Cash Flow Statements	9

(4)	Notes on Going Concern	10

(5)	Segment Information	10

(6)	Notes on Significant Changes in the Amount of Total Shareholders’ Equity	11

(7)	Status of Sales	11

1.	Qualitative Information Regarding Consolidated Performance during the Current First Quarter

(1)	Qualitative Information regarding Consolidated Business Results
(i)	Performance Overview of the Current First Quarter
     During the current first quarter, the Japanese economy continued to remain in a severe state as a result of a continued deterioration in employment and disposable income levels, along with continuing low consumer spending levels, despite signs of partial economic recovery in corporate profits. In particular, the business results in the women’s fashion and clothing industry continued to experience difficulties as a result of attitudes of cost conscious consumers who continued to exercise cautious spending habits and irregular weather patterns in the beginning of spring.
     Under these circumstances and challenges, our group (primarily Wacoal Corp., our core operating entity) sought to improve the strength of our products and to develop products that are responsive to market trends. In addition, with respect to the goals set in our mid-term plan newly implemented in April of this year, our group began working on structural reform of the innerwear wholesale business to build a stable revenue base and restore profitability in our group companies.
     As a result, consolidated business results for the current first quarter were as follows: (i) sales were 40,989 million yen, an increase of 8.6% from the same period of the previous fiscal year, due to an increase in sales from our business in U.S. and China from the same period of the previous fiscal year and the consolidation of the business results of Lecien Corporation (which became our wholly-owned subsidiary through a share exchange on August 17, 2009), despite a decrease in sales from Wacoal Corp. from the same period of the previous fiscal year; (ii) operating income was 2,501 million yen, an increase of 145.2% from the same period of the previous fiscal year, due to our efforts in reducing costs and expenses and a recovery in profit from our overseas business; (iii) pre-tax net income was 1,894 million yen, an increase of 553.1% from the same period of the previous fiscal year, and (iv) net income attributable to the shareholders of Wacoal Holdings Corp. was 1,064 million yen, an increase of 100.8% from the same period of the previous fiscal year.
(ii)	Business Overview of the Operating Segment

a.	Wacoal Business (domestic)
     In Wacoal Corp.’s Wacoal brand business, overall sales of core brassieres exceeded the results f the same period of the previous fiscal year due to the strong performance of Ribbon Bra, a new product from our campaign brassiere LALAN, and Su Su Bra, our summer brassiere, which gained strong support from our consumers for their functionality and design. For our girdle products, sales of our mesh fabric products of Cross Walker Shakitto from our new Style Science functional underwear series showed strong performance; however, overall sales of girdles were below the results from the same period of the previous fiscal year as a result of the weak performance of other products. With respect to Sugoi products, our seasonal summer undergarment, although we promoted it for the features of “slimness, lightness and freshness”, sales remained weak as they were affected by increased competition from products sold by our competitors. For our high value-added brand products, sales of Gra-P, targeted at senior consumers, continued to remain strong and largely exceeded the results from the previous fiscal year, although sales of Parfage and Salute, our brand products sold by our sales channels, were below the results from the previous fiscal year. As a result of the above, overall sales of our core Wacoal brand business remained the same as the results from the same period of the previous fiscal year.
     In our Wing brand business, although sales of our Style Science products including our campaign brassiere, S-Style Bra, performed strongly, similar to the Wacoal brand business, sales of our summer undergarments were largely affected by private-labeled brand products sold by clothing specialty stores and the products sold by our competitors, and were below the results from the same period of the previous fiscal year. The overall results of our men’s innerwear products were largely below the results from the same period of the previous fiscal year because we were not successful in acquiring new consumers for sales of our Cross Walker products, which has been achieving top sales among our other products and also as a result of an increase in return of seasonal products. In addition, because there was little progress in the delivery of products due to our clients’ inventory management measures and the bargain season being pushed back, the overall sales of our Wing brand business were below the results from the same period of the previous fiscal year.
     In our specialty retail stores business, we focused on our direct retail store AMPHI. Sales in this area increased as a result of an increase in the number of customers and sales volume. In addition, sales from our Wacoal Factory Stores, which are located in outlet malls, showed favorable performance and as a result, overall sales of our specialty retail store business exceeded the results from the same period of the previous fiscal year.
     Although sales from our stores of Une Nana Cool Corp. (a subsidiary of Wacoal Corp., that engages in the specialty retail store business) were below the results from the previous fiscal year due to poor performance in products excluding certain brassiere products, new store openings helped overall sales exceeded the results from the same period of the previous fiscal year. In July, we opened Wacoal Lovers Market as a new outlet type store, at Mitsui Outlet Park Shiga Ryuo, where we sell Une Nana Cool and Peach John products, in addition to our regular specialty retail store products.
     In our wellness business, we capitalized on the increase in health-conscious consumers and achieved strong performance in the sales of sports-related products including; our sports tights products from our CW-X sports conditioning wear brand, and Jyuryu, our highly functional wear for golf and running which we are advertising with a famous young Japanese professional golfer, Ryo Ishikawa, as our model. With respect to our leggings and footwear products, sales of our body styling wear Style Cover and our business footwear, Success Walker, which focuses on fashionability and functionality, showed strong performance. As a result, overall sales from our wellness business largely exceeded the results from the same period of the previous fiscal year.
     In our catalog sales business, sales fell below the results from the same period of the previous fiscal year due to a decrease in the number of purchases for outerwear. In the meantime, sales from our online Wacoal Web Store continued to remain strong, with our online limited product, Smaller Showing Bra gaining some popularity. However, overall sales from our catalog sales business fell below the results from the same period of the previous fiscal year mainly affected by the poor performance of our core catalog sales.
     As a result of the aforementioned factors, although sales of sports-related products performed strongly, the overall sales of Wacoal Corp. were below the results from the same period of the previous fiscal year due to lower sales of our core Wing brand products which fell below the results from the same period of the previous fiscal year. Our Operating income, however, largely exceeded the results from the same period of the previous fiscal year due to our successful efforts in improving our sales to profit ratio and cost cutting initiatives.
     As a result, sales from our Wacoal business (domestic) were 27,528 million yen, a decrease of 2.5% from the same period of the previous fiscal year and operating income was 2,000 million yen, an increase of 109.9% from the same period of the previous fiscal year.
b.	Peach John Business
     With respect to Peach John Co., Ltd. (“Peach John”) (for the period from March 2010 to May 2010), mail-order sales fell below the results from the same period of the previous fiscal year due to delays in inventory shipments in from supplier into our warehouses of products in the spring catalog and a weak number of summer catalog orders. Sales from our direct retail stores fell below the results from the same period of the previous fiscal year due to a decrease in the number of shops and the poor performance of existing shops, but our two overseas shops that opened in Hong Kong both performed well. In terms of profit, we suffered and operating loss as a result of a decrease in sales despite our efforts to reduce the number of catalog issues.
     As a result, sales from Peach John business were 3,023 million yen, a decrease of 4.5% from the same period of the previous fiscal year and operating loss was 198 million yen, as compared to 54 million yen of operating loss incurred for the same period of the previous fiscal year.
c.	Wacoal Business (Overseas)
     As for our overseas operations (from January 2010 to March 2010), sales at department stores in the United States, which have been weak due to the financial crisis, showed signs of recovery, while sales of our reasonably-priced brassiere and functional bottom products which were launched during the previous fiscal year continued to show strong performance. Sales of b.tempt’d by Wacoal, our sexy and fashionable brand, also showed favorable performance and exceeded the results from the same period of the previous fiscal year. In terms of profit, in addition to an increase in sales, operating income exceeded the results from the same period of the previous fiscal year due to an improvement in sales to profit ratio by reducing manufacturing costs. The exchange rate in the first quarter of the current fiscal year was 90 yen per dollar (compared to 93 yen per dollar for the first quarter of the previous fiscal year) and our consolidated financial results were affected by the appreciation of the yen.
     As for our business in China, we have been successful in gradually expanding business in our existing shops (mainly in the department store channel), by developing a three-brand system that includes our core Wacoal brand, our youth-oriented brand, Amphi, and our high value-added brand, Salute. We are proactively opening new shops in inland China in addition to coastal China and are proactively conducting a campaign featuring the famous Chinese actress, Li Xiao Ran for the purpose of improving brand recognition by Chinese consumers and achieving sales expansion. As a result, both our overall sales and profit from our business in China exceeded the results from the same period of the previous fiscal year.

     As a result, sales from our Wacoal business (overseas) were 5,253 million yen, an increase of 14.4% from the same period of the previous fiscal year and operating income was 643 million yen, an increase of 63.2% from the same period of the previous fiscal year.
d.	Other[1]
     With respect to the business of Lecien Corporation (“Lecien”), sales from our core innerwear and outerwear products showed weak performance in the mass merchandisers market in our core sales channels, but sales of core products from the Art/Hobby business, which handles embroidery thread and fabrics for handicrafts, and Material business, which handles lace material, remained strong. Consistent with our original expectations, overall sales from Lecien were below the results from the same period of the previous fiscal year as a result of low sales from our underperforming business which was liquidated during the previous fiscal year. In terms of profit, operating income improved from the same period of the previous fiscal year as we were successful in liquidating the underperforming business and cutting costs.
     As for Nanasai Co., Ltd. (“Nanasai”), which engages in manufacturing, sales and retail business of mannequins and interior design and construction of stores at commercial facilities, sales exceeded the results from the same period of the previous fiscal year as a result of shop renovation work at department stores, our major clients. In terms of profit, we suffered an operating loss, but it was lower than the same period of the previous fiscal year as a result of our cost-cutting measures from a thorough review of expenses.
     As a result, sales from Other segment were 5,185 million yen, an increase of 195.9% from the same period of the previous fiscal year and operating income was 56 million yen, as compared to 273 million yen of operating loss for the same period of the previous fiscal year.
(2)	Qualitative Information regarding Consolidated Financial Condition
(i)	Status of Assets, Liabilities and Total Shareholders’ Equity
     Our total assets as of the end of the current consolidated first quarter was 219,025 million yen, a decrease of 4,362 million yen from the end of the previous fiscal year, as a result of a decrease in investments due to changes in stock prices and a decrease of inventory assets.
     In terms of liabilities, our current liabilities were 48,149 million yen, a decrease of 1,685 million yen from the end of the previous fiscal year, as a result of a decrease in accounts payable-trade and accounts payable under current liabilities, and a decrease of deferred tax liabilities under long-term liabilities.
     Shareholders’ equity was 168,958 million yen, a decrease of 2,672 million yen from the end of the previous fiscal year due to a decrease in retained earnings as a result of a cash dividend payment and fluctuations of unrealized gain on securities.
     As a result of the above, our total shareholders’ equity ratio as of the end of the current consolidated first quarter was 77.1%, an increase of 0.3% from the end of previous fiscal year.
(ii)	Cash Flow Status
     Cash and cash equivalents as of the end of the first quarter of the current fiscal year were 22,026 million yen, a decrease of 2,291 million yen from the end of the previous fiscal year.
     (Cash From Operating Activities)
     Cash from operating activities was 21 million yen due to decreases in depreciation expenses and inventory assets.
     (Cash Used in Investment Activities)
     Cash used in investment activities was 1,882 million yen, an increase of 2,957 million yen from the same period of the previous fiscal year, due to an increase in time deposits and acquisition of tangible fixed assets.
     (Cash Flow Used in Financing Activities)
     Cash used in financing activities was 308 million yen, a decrease of 3,491 million yen from the same period of the previous fiscal year, due to a cash dividend payment, despite an increase in short-term bank loans.

[1]	In our annual report on Form 20-F for the year ended March 31, 2010, that was filed with the SEC on July 16, 2010, Nanasai was presented as a separate business segment rather than within the “Other” business segment. Including Nanasai in the Other business segment is consistent with our internal management reporting practice and permissible under Japanese law for the purpose of this form of earnings release disclosure.

(3)	Qualitative Information regarding Forecast of Consolidated Business Results
     We have not amended our forecast of consolidated business results for the first two quarters and for the whole fiscal year released on May 11, 2010.
     We expect to continually face a difficult business environment in the domestic market due to change in the purchasing behavior of customers who are conscious of the balance in pricing and quality and increase in price competition. Despite such difficult business environment, we plan to expand sales by making efforts to develop attractive products.
     As for Wacoal Corp., our core Wacoal brand will continue to further expand the sales by selling new products from LALAN, our campaign brassieres, and our new Style Science functional underwear series. In addition, we will start new promotion activities and develop products with the key-word “body aging (physiological changes associated with aging)” based on the research results of Wacoal Corp. Human Science Research Center. Furthermore, we will actively make efforts to expand business by making necessary investments in our specialty retail store business and wellness business, which we believe have further growth potential.
     As for our overseas business, our business in the United States continues to show some signs of recovery. We will make efforts to further expand sales by enhancing our product lineup and we also plan to enter new markets in surrounding countries and expand sales channels. In China, we will promote our shop openings in inland China and proactively develop our advertising activities of brassieres and undergarments which meet customer needs. Also, we aim to open our first direct retail store of Peach John in mainland China to expand our group’s market share in the Chinese market.
2.	Other Information
(1)	Summary of Changes in Significant Subsidiaries:

Not applicable.

(2)	Summary of Application of Simplified Accounting Methods and Specific Accounting Methods:

Not applicable.

(3)	Summary of Changes in Accounting Principles, Procedures and Indication Method:

Not applicable.

3.	Consolidated Financial Statements

(1)	Consolidated Balance Sheets

	Current Consolidated
	First Quarter	Previous Fiscal Year
Accounts	as of June 30, 2010	as of March 31, 2010	Increase/(Decrease)
(Assets)	Million Yen	Million Yen	Million Yen

I. Current assets:

Cash and bank deposits	22,026	24,317	(2,291)
Time deposits	920	—	920
Marketable securities	6,474	6,529	(55)
Receivables:
Notes receivable	718	469	249
Accounts receivable — trade	21,497	21,116	381
	22,215	21,585	630
Allowance for returns and doubtful receivables	(2,528)	(1,972)	(556)
	19,687	19,613	74
Inventories	31,614	32,103	(489)
Deferred tax assets	4,146	4,595	(449)
Other current assets	3,242	2,776	466

Total current assets	88,109	89,933	(1,824)

II. Tangible fixed assets:

Land	21,966	22,012	(46)
Buildings and structures	61,683	61,585	98
Machinery and equipment	14,830	14,773	57
Construction in progress	273	103	170
	98,752	98,473	279
Accumulated depreciation	(47,070)	(46,653)	(417)

Net tangible fixed assets	51,682	51,820	(138)

III. Other assets:

Investments in affiliated companies	15,374	14,769	605
Investments	32,648	35,828	(3,180)
Goodwill	11,203	11,203	—
Other intangible fixed assets	12,177	12,351	(174)
Prepaid pension cost	571	263	308
Deferred tax assets	1,042	935	107
Other	6,219	6,285	(66)

Total other assets	79,234	81,634	(2,400)

Total Assets	219,025	223,387	(4,362)

	Current Consolidated
	First Quarter	Previous Fiscal Year
Accounts	as of June 30, 2010	as of March 31, 2010	Increase/(Decrease)
(Liabilities)	Million Yen	Million Yen	Million Yen

I. Current liabilities:
Short-term bank loans	10,490	7,941	2,549
Payables:
Notes payable	1,690	2,174	(484)
Accounts payable — trade	8,893	9,161	(268)
Accounts payable	4,486	5,975	(1,489)
	15,069	17,310	(2,241)
Accrued payroll and bonuses	4,825	5,927	(1,102)
Accrued taxes	728	2,105	(1,377)
Other current liabilities	4,203	2,400	1,803

Total current liabilities	35,315	35,683	(368)

II. Long-term liabilities:
Reserves for retirement benefits	2,217	2,269	(52)
Deferred tax liabilities	8,058	9,380	(1,322)
Other long-term liabilities	2,559	2,502	57

Total long-term liabilities	12,834	14,151	(1,317)

Total liabilities	48,149	49,834	(1,685)

(Equity)

I. Common stock	13,260	13,260	—
II. Additional paid-in capital	29,365	29,366	(1)
III. Retained earnings	135,395	137,155	(1,760)
IV. Accumulated other comprehensive income (loss):
Foreign currency exchange adjustment	(7,040)	(7,505)	465
Unrealized gain on securities	2,203	3,669	(1,466)
Pension liability adjustment	(1,699)	(1,783)	84
V. Treasury stock	(2,526)	(2,532)	6

Total shareholders’ equity	168,958	171,630	(2,672)
VI. Noncontrolling interests	1,918	1,923	(5)

Total equity	170,876	173,553	(2,677)

Total liabilities and equity	219,025	223,387	(4,362)

(2)	Consolidated Quarterly Income Statements

			Current Consolidated
	Previous Consolidated First Quarter		First Quarter
	(From April 1, 2009		(April 1, 2010		Increase/
Accounts	to June 30, 2009)		to June 30, 2010)		(Decrease)
	Million Yen	%	Million Yen	%	Million Yen

I. Sales	37,741	100.0	40,989	100.0	3,248
II. Operating expenses
Cost of sales	17,625	46.7	19,519	47.6	1,894
Selling, general and administrative expenses	19,096	50.6	18,969	46.3	(127)

Total operating expenses	36,721	97.3	38,488	93.9	1,767

Operating income	1,020	2.7	2,501	6.1	1,481
III. Other income and (expenses):
Interest income	42	0.1	23	0.1	(19)
Interest expense	(26)	(0.1)	(29)	(0.1)	(3)
Dividend income	361	1.0	351	0.9	(10)
Gain on sale and exchange of marketable securities and/or investment securities	2	0.0	—	—	(2)
Valuation loss on investment in marketable securities and/or investment securities	(1,135)	(3.0)	(960)	(2.4)	175
Other profit and (loss), net	26	0.1	8	0.0	(18)

Total other income (expenses)	(730)	(1.9)	(607)	(1.5)	123

Pre-tax net income	290	0.8	1,894	4.6	1,604
Income taxes	28	0.1	1,032	2.5	1,004

Equity in net income of affiliated companies and net income before profit (loss) attributable to noncontrolling interests	262	0.7	862	2.1	600
Equity in net income of affiliated companies	283	0.7	262	0.6	(21)

Net income	545	1.4	1,124	2.7	579
Profit and (loss) attributable to noncontrolling interests	(15)	(0.0)	(60)	(0.1)	(45)

Net income attributable to Wacoal Holdings Corp.	530	1.4	1,064	2.6	534

(Note)	Applying U.S. Financial Accounting Standards Board (FASB) Statement No. 220: “Comprehensive Income”, the increase/decrease of quarterly comprehensive profit and loss attributable to Wacoal Holdings Corp. for (1) the first quarter of the fiscal year ended March 31, 2010 and (2) the first quarter of the fiscal year ending March 31, 2011 was 6,470 million yen and 147 million yen, respectively.

(3)	Consolidated Cash Flow Statements

	Previous Consolidated First Quarter	Current Consolidated First Quarter
Accounts	(April 1, 2009 to June 30, 2009)	(April 1, 2010 to June 30, 2010)
	Million Yen	Million Yen
I. Operating activities
1. Net income	545	1,124
2. Adjustments of net income to cash flow from operating activities
(1) Depreciation and amortization	1,103	1,122
(2) Allowance for returns and doubtful receivables	577	552
(3) Deferred taxes	(637)	(49)
(4) Gain/(loss) on sale of fixed assets	13	(127)
(5) Valuation loss on investment in marketable securities and investment securities	1,135	960
(6) Gain (loss) on sale and exchange of marketable securities and investment securities	(2)	—
(7) Equity in net income of affiliated companies (after dividend income)	(91)	(57)
(8) Changes in assets and liabilities
Decrease (increase) in receivables	1,293	(596)
Decrease (increase) in inventories	(997)	537
Increase in other current assets	(538)	(462)
Decrease in payables and accounts payable	(2,070)	(2,035)
Increase (decrease) in reserves for retirement benefits	86	(215)
Increase (decrease) in other liabilities	213	(793)
(9) Other	(122)	60

Net cash flow from (used in ) operating activities	508	21

II. Investing activities
1. Increase in time deposits	—	(897)
2. Proceeds from sales and redemption of marketable securities	4,383	—
3. Acquisition of marketable securities	(1,500)	—
4. Proceeds from sales of fixed assets	49	205
5. Acquisition of tangible fixed assets	(1,049)	(703)
6. Acquisition of intangible fixed assets	(703)	(228)
7. Acquisition of investments	(40)	(270)
8. Other	(65)	11

Net cash flow provided by (used in) investing activities	1,075	(1,882)

III. Financing activities
1. Net increase (decrease) in short-term bank loans	(288)	2,537
2. Repayment of long-term debt	—	(17)
3. Purchase of treasury stock	0	(4)
4. Dividends paid in cash	(3,511)	(2,824)

Net cash flow provided by (used in) financing activities	(3,799)	(308)

IV. Effect of exchange rate on cash and cash equivalents	472	(122)

V. Increase (decrease) in cash and cash equivalents	(1,744)	(2,291)
VI. Initial balance of cash and cash equivalents	22,939	24,317

VII. Period end balance of cash and cash equivalents	21,195	22,026

Additional Information

Cash paid for:
Interest	25	29
Income taxes, etc.	692	2,104

(4)	Notes on Going Concern

Not applicable.

(5)	Segment Information

(i)	Operating Segment Information
Previous Consolidated First Quarter (From April 1, 2009 to June 30, 2009)

	(Unit: Million Yen)
			Wacoal
	Wacoal business	Peach John	business			Elimination
	(Domestic)	business	(Overseas)	Other	Total	or corporate	Consolidated
Sales
(1) Sales to outside customers	28,233	3,166	4,590	1,752	37,741	—	37,741
(2) Internal sales or transfers among segments	495	4	1,580	627	2,706	(2,706)	—

Total	28,728	3,170	6,170	2,379	40,447	(2,706)	37,741

Operating income (loss)	953	(54)	394	(273)	1,020	—	1,020
Current Consolidated First Quarter (From April 1, 2010 to June 30, 2010)

	(Unit: Million Yen)
			Wacoal
	Wacoal business	Peach John	business			Elimination
	(Domestic)	business	(Overseas)	Other	Total	or corporate	Consolidated
Sales
(1) Sales to outside customers	27,528	3,023	5,253	5,185	40,989	—	40,989
(2) Internal sales or transfers among segments	685	10	1,493	1,063	3,251	(3,251)	—

Total	28,213	3,033	6,746	6,248	44,240	(3,251)	40,989

Operating income (loss)	2,000	(198)	643	56	2,501	—	2,501

(Note)	1.	As of the end of fiscal year ended March 31, 2010, FASB ASC 280 “Segment Reporting” has been applied in our financial statements. In accordance with the application of this FASB ASC 280, the segment information for the previous consolidated first quarter has been changed and presented as applicable.
	2.	Core products of respective businesses:
		Wacoal business (Domestic):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.
		Peach John business:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, and other textile-related products
		Wacoal business (Overseas):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.
		Other:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, other textile-related products, mannequins, shop design and implementation, etc.

(ii)	Segment Information by Region
Previous Consolidated First Quarter (From April 1, 2009 to June 30, 2009)

	(Unit: Million Yen)
	Japan	Asia	Europe/N.A.	Consolidated
Sales to outside customers	33,102	2,044	2,595	37,741
Distribution ratio	87.7%	5.4%	6.9%	100.0%

Operating income	461	443	116	1,020
Current Consolidated First Quarter (From April 1, 2010 to June 30, 2010)

	(Unit: Million Yen)
	Japan	Asia	Europe/N.A.	Consolidated
Sales to outside customers	35,600	2,437	2,952	40,989
Distribution ratio	86.9%	5.9%	7.2%	100.0%

Operating income	1,632	491	378	2,501

(Note)	1.	Countries or areas are classified according to geographical proximity.
	2.	Major countries and areas included in the respective segments other than Japan: Asia: various countries of East Asia and Southeast Asia Europe/N.A.: North America and European countries
(6)	Notes on Significant Changes in the Amount of Total Shareholders’ Equity

Not applicable.

(7)	Status of Sales

	Previous First Quarter		Current First Quarter
	(April 1, 2009 to June 30, 2009)		(April 1, 2010 to June 30, 2010)		Increase/(Decrease)
Type of product	Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Distribution Ratio
	Million Yen	%	Million Yen	%	Million Yen	%
Innerwear
Foundation and lingerie	26,376	69.9	28,587	69.8	2,211	8.4
Nightwear	2,637	7.0	2,416	5.9	(221)	(8.4)
Children’s underwear	460	1.2	455	1.1	(5)	(1.1)

Subtotal	29,473	78.1	31,458	76.8	1,985	6.7

Outerwear/Sportswear	4,077	10.8	4,196	10.2	119	2.9

Hosiery	465	1.2	512	1.2	47	10.1

Other textile goods and related products	1,663	4.4	2,284	5.6	621	37.3

Other	2,063	5.5	2,539	6.2	476	23.1

Total	37,741	100.0	40,989	100.0	3,248	8.6

EXHIBIT 2
[English Translation]
July 30, 2010
To Whom It May Concern:

WACOAL HOLDINGS CORP. Yoshikata Tsukamoto President and Representative Director (Code Number: 3591) (Tokyo Stock Exchange, First Section) (Osaka Securities Exchange, First Section)
For Inquiries:	Ikuo Otani Director and General Manager of Corporate Planning (Telephone: 075-682-1010)
Announcement Regarding Stock Option Grants (Stock Acquisition Rights)
     Wacoal Holdings Corp. (the “Company”) hereby announces that its board of directors (the “Board”) resolved at a meeting held on July 30, 2010 to issue and offer stock options in the form of stock acquisition rights as follows:
Details
I.	Reason for Granting Stock Acquisition Rights

The Company will issue stock acquisition rights to the directors of the Company (excluding outside directors) and the directors of Wacoal Corporation, a subsidiary of the Company, so that the directors can share in the potential benefit of an increase in stock value as well as bear the risk of a decline in stock value as a further incentive to improve the Company’s stock price and corporate value.

II.	Terms and Conditions of the Stock Acquisition Rights (Eligible Recipients: directors of the Company, excluding outside directors)
1.	Name of the Stock Acquisition Rights: Wacoal Holdings Corp. Fifth Stock Acquisition Rights

2.	Total Number of Stock Acquisition Rights: 35

The total number of stock acquisition rights above is the expected number to be granted. If the number of stock acquisition rights to be granted turns out to be less than the number shown above because of a shortage of applications or other circumstances, the number of stock acquisition rights issued will be the actual number of stock acquisition rights to be granted.

3.	Class and Number of Shares to be Issued upon the Exercise of the Stock Acquisition Rights

The class of shares to be issued upon the exercise of the stock acquisition rights will be the common stock of the Company, and the number of shares to be issued for each stock acquisition right (the “Conversion Ratio”) will be 1,000.

In the event that the Company conducts a stock split (including the gratis allocation of shares of common stock of the Company; hereinafter the same) or a reverse split of its common stock, the Conversion Ratio will be adjusted in accordance with the following formula:

Adjusted Conversion Ratio	=	Conversion Ratio prior to adjustment	X	Ratio of stock split or reverse stock split
This adjustment will apply from the day following the record date in the case of a stock split and from the day on which the reverse stock split becomes effective in the case of a reverse stock split. However, in the event that the Company conducts a stock split that is conditioned on approval at a general meeting of shareholders of the Company of an increase in stockholders’ equity or additional paid-in capital by decreasing the amount of surplus, and provided that the record date for such stock split is set prior to the conclusion of such general meeting of shareholders, from the day following the conclusion of such general meeting of shareholders the adjustment will apply retroactively from the day following the record date.

In addition to the above, the Conversion Ratio shall be reasonably adjusted as may be required in unavoidable circumstances.

Any fractional shares which result from the above adjustment will be rounded down to the nearest whole share.

Furthermore, in case of any adjustment of the Conversion Ratio, the Company shall make any necessary notification or announcement to each of the holders of stock acquisition rights who are registered as holders of stock acquisition rights (“Optionholders”) no later than the day immediately preceding the day on which the adjusted Conversion Ratio becomes effective. However, if the Company is unable to provide such notification or announcement by such date, the Company shall provide prompt notification or announcement thereafter.

4.	Amount Capitalized upon Exercise of Stock Acquisition Rights

The amount capitalized upon the exercise of each stock acquisition right shall be calculated by multiplying (i) the exercise price of one (1) yen per share to be paid upon exercise of the stock acquisition rights and (ii) the Conversion Ratio.

5.	Exercise Period for Stock Acquisition Rights

September 2, 2010 to September 1, 2030.

6.	Matters concerning Increases in Capital Stock and Additional Paid-in Capital in case of Issuance of Shares due to the Exercise of Stock Acquisition Rights
(1)	In the event that shares are issued due to the exercise of stock acquisition rights, shareholders’ equity shall be increased by half the limit for increases in common stock which are calculated in accordance with Article 17-1 of the Japanese Company Accounting Regulations. Any amount less than one (1) yen shall be rounded up to the nearest yen.
(2)	In the event that shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall be increased by the amount remaining after deducting the increase in the limit for increase in common stock stipulated in (1) above.
7.	Limitation on Acquisition of Stock Acquisition Rights by Transfer

The acquisition of stock acquisition rights by transfer shall be subject to approval by resolution of the Board.

8.	Provisions for the Acquisition of Stock Acquisition Rights

In the event that a general meeting of shareholders of the Company approves any of the following (or, when shareholder approval is not necessary, in the event that the Board or the representative executive officer approves of any of the following), the Company may acquire stock acquisition rights without compensation on a date separately specified by the Board:

(1)	a proposed merger agreement under which the Company is to be dissolved;

(2)	a proposed corporate division agreement or plan under which the Company would be split;

(3)	a proposed share transfer agreement or plan that makes the Company a wholly owned subsidiary;

(4)	a proposed amendment of the Articles of Incorporation to add a provision that prescribes that the Company, with respect to all of its issued shares, shall be required to obtain the approval of the shareholders of the Company for the acquisition of such shares by transfer;

(5)	a proposed approval for an amendment of the Articles of Incorporation to add a provision that prescribes that the Company shall be required to obtain the approval of the shareholders of the Company for the acquisition of the shares to be issued upon the exercise of stock acquisition rights by transfer or that the Company shall obtain all of the shares of said class by a resolution of the general meeting of shareholders.
9.	Policy to Determine the Cancellation of Stock Acquisition Rights upon Organizational Restructuring and Issuance of Stock Acquisition Rights by the Surviving Company

In the event that the Company conducts a merger (limited to a merger that would result in the dissolution of the Company), absorption-type demerger, incorporation-type demerger, stock swap or share transfer (hereinafter collectively referred to as an “Organizational Restructuring”), stock acquisition rights of the joint stock companies (kabushiki kaisha) listed in Article 236, Paragraph 1, Item 8, (a) through (e) of the Company Law (the “Surviving Company”) shall be granted to each holder of stock acquisition rights remaining immediately prior to the Organizational Restructuring takes effect (the “Residual Stock Acquisition Rights”) (i.e. for an absorption-type demerger, the date on which the demerger takes effect; for an incorporation-type demerger, the date on which the new company is incorporated; for a stock swap, the date on which the stock swap takes effect; and for share transfer, the date on which the wholly-owning parent company is incorporated by share transfer) in accordance with the following terms and conditions. In such case, the Remaining Stock Acquisition Rights shall be cancelled, and the Surviving Company shall issue new stock acquisition rights; provided, however, that this shall be limited to the case where the grant of stock acquisition rights of the Surviving Company pursuant to the following conditions is stipulated in the absorption-type demerger agreement, incorporation-type demerger agreement, merger and spin-off agreement, new spin-off plan, stock swap agreement or share transfer plan:
(1)	Number of Stock Acquisition Rights of the Surviving Company to be Granted:

The number of stock acquisition rights to be granted shall be equal to the number of Residual Stock Acquisition Rights.

(2)	Class of Shares of the Surviving Company to be Issued upon Exercise of the Stock Acquisition Rights:

Common stock of the Surviving Company.

(3)	Number of Shares of the Surviving Company to be Issued upon Exercise of the Stock Acquisition Rights:

To be determined pursuant to Section 3 above after taking into consideration the terms and conditions of the Organizational Restructuring.

(4)	Amount Capitalized upon Exercise of Stock Acquisition Rights:

The amount capitalized upon the exercise of each stock acquisition right to be granted shall be the amount paid after restructuring as prescribed below multiplied by the number of shares of the Surviving Company to be issued upon the exercise of the stock acquisition rights as determined in accordance with (3) above. The amount paid after restructuring shall be one (1) yen per share of the Surviving Company which may be granted upon exercise of each stock acquisition right to be granted.

(5)	Exercise Period for Stock Acquisition Rights:

From the later of (i) the starting date of the exercise period for stock acquisition rights as stipulated in Section 5 above and (ii) the effective date of Organizational Restructuring, and lasting until the expiration date for the exercise of stock acquisition rights as stipulated in Section 5 above.

(6)	Matters concerning Increases in Capital Stock and Additional Paid-in Capital in case of Issuance of Shares due to the Exercise of Stock Acquisition Rights:

To be determined pursuant to Section 6 above.

(7)	Restrictions on the Acquisition of Stock Acquisition Rights by Transfer:

The acquisition of stock acquisition rights by transfer shall be subject to approval by resolution of the board of directors of the Surviving Company.

(8)	Provisions for Acquisition of Stock Acquisition Rights:

To be determined pursuant to Section 8 above.

(9)	Other Conditions for the Exercise of Stock Acquisition Rights:

To be determined pursuant to Section 11 below.
10.	Fractions of Less Than One (1) Share Arising upon the Exercise of Stock Acquisition Rights

Fractions of less than one (1) share in the number of shares to be granted to Optionholders who exercised their stock acquisition rights shall be rounded down.

11.	Other Conditions relating to the Exercise of Stock Acquisition Rights
(1)	Optionholders may exercise their stock acquisition rights in the event that they lose their status as director (including officers of a company that has adopted the committee system), auditor or executive officer of the Company and Wacoal Corporation (the “Date of Loss of Status”); provided, however, that in such case, such Optionholder may only exercise his or her stock acquisition rights until the earlier of (i) the expiration date as stipulated in Section 5 above and (ii) the five (5) year anniversary of the day after the Date of Loss of Status (the “Exercise Start Date”).

(2)	Notwithstanding the foregoing, during the period set forth in Section 5 above, the Optionholders may exercise their stock acquisition rights in the following cases (for item (ii), excluding the case where the stock acquisition rights of the Surviving Company are granted to the Optionholders pursuant to Section 9 above) only during the respective periods designated below:
(i)	if the Exercise Start Date of the Optionholder has not occurred by September 1, 2029

From September 2, 2029 until September 1, 2030.

(ii)	if the general meeting of shareholders of the Company approves a merger agreement pursuant to which the Company is to be dissolved or a stock swap agreement or share transfer plan that makes the Company a wholly owned subsidiary (or, in the event a resolution of the general meeting of shareholders is not required, if a resolution of the Board or determination by the chief executive officer of the Company is passed):

For fifteen (15) days from the day after the date of said approval.

(3)	If an Optionholder waives his or her stock acquisition rights, such Optionholder may not exercise the said Stock Acquisition Rights.
12.	Amount to be Paid for Stock Acquisition Rights

The amount to be paid for stock acquisition rights shall be the amount determined from the Black Scholes Option Pricing Model as described below multiplied by the Conversion Ratio:

Where:

(1)	Option price per share (C).

(2)	Stock Price (S): The closing price of Wacoal stock on the Tokyo Stock Exchange on September 1, 2010 (or, if there is no final trading price on such date, the reference price with respect to the next trading day).

(3)	Exercise Price (X): 1 yen.

(4)	Expected time to expiration (T): 3 years and 7 months.

(5)	Volatility (σ): The volatility of our stock based on the daily closing price for 3 years and 7 months from February 1, 2007 to August 31, 2010.

(6)	Risk-free interest rate (r): the rate of interest on government bonds for the number of years that corresponds to the remaining life of the option.

(7)	Dividend rate (q): The per share dividend (based on dividends actually paid over the most recent 12 month period (i.e. the dividend payment as of March 2010)) divided by the stock price as set forth in (2) above.

(8)	Standard normal cumulative distribution function (N).
*	The amount calculated pursuant to the above formula is the fair value of the stock acquisition rights and is not evidence of a discounted issuance.

*	The Company shall be deemed to owe remuneration to the eligible recipient in cash in the amount equivalent to the fair value of the stock acquisition right granted, and the right to receive such remuneration shall be offset against the obligation to pay the fair value as determined by the above formula of the stock acquisition rights granted.
13.	Allotment Date of Stock Acquisition Rights September 1, 2010.

14.	Payment Date for Stock Acquisition Rights September 1, 2010.

15.	Number of Stock Acquisition Rights to be Allotted and Number of Eligible Recipients

Thirty-five (35) stock acquisition rights will be allotted to four (4) directors of the Company.

III.	Terms and Conditions of Stock Acquisition Rights (Eligible Recipients: directors of Wacoal Corporation, a subsidiary of the Company)
1.	Name of the Stock Acquisition Rights: Wacoal Holdings Corp. Sixth Stock Acquisition Rights

2.	Total Number of Stock Acquisition Rights: 11

The total number of stock acquisition rights above is the expected number to be granted. If the number of stock acquisition rights to be granted turns out to be less than the number shown above because of a shortage of applications or other circumstances, the number of stock acquisition rights issued will be the actual number of stock acquisition rights to be granted.

3.	Class and Number of Shares to be Issued upon the Exercise of the Stock Acquisition Rights

The class of shares to be issued upon the exercise of the stock acquisition rights will be the common stock of the Company, and the number of shares to be issued for each stock acquisition right (the “Conversion Ratio”) will be 1,000.

In the event that the Company conducts a stock split (including the gratis allocation of shares of common stock of the Company; hereinafter the same) or a reverse split of its common stock, the Conversion Ratio will be adjusted in accordance with the following formula:

Adjusted Conversion Ratio	=	Conversion Ratio prior to adjustment	X	Ratio of stock split or reverse stock split
This adjustment will apply from the day following the record date in the case of a stock split and from the day on which the reverse stock split becomes effective in the case of a reverse stock split. However, in the event that the Company conducts a stock split that is conditioned on approval at a general meeting of shareholders of the Company of an increase in stockholders’ equity or additional paid-in capital by decreasing the amount of surplus, and provided that the record date for such stock split is set prior to the conclusion of such general meeting of shareholders, from the day following the conclusion of such general meeting of shareholders the adjustment will apply retroactively from the day following the record date.

In addition to the above, the Conversion Ratio shall be reasonably adjusted as may be required in unavoidable circumstances.

Any fractional shares which result from the above adjustment will be rounded down to the nearest whole share.

Furthermore, in case of any adjustment of the Conversion Ratio, the Company shall make any necessary notification or announcement to each of the holders of stock acquisition rights who are registered as holders of stock acquisition rights (“Optionholders”) no later than the day immediately preceding the day on which the adjusted Conversion Ratio becomes effective. However, if the Company is unable to provide such notification or announcement by such date, the Company shall provide prompt notification or announcement thereafter.

4.	Amount Capitalized upon Exercise of Stock Acquisition Rights

The amount capitalized upon the exercise of each stock acquisition right shall be calculated by multiplying (i) the exercise price of one (1) yen per share to be paid upon exercise of the stock acquisition rights and (ii) the Conversion Ratio.

5.	Exercise Period for Stock Acquisition Rights

September 2, 2010 to September 1, 2030.

6.	Matters concerning Increases in Capital Stock and Additional Paid-in Capital in case of Issuance of Shares due to the Exercise of Stock Acquisition Rights

(1)	In the event that shares are issued due to the exercise of stock acquisition rights, shareholders’ equity shall be increased by half the limit for increases in common stock which are calculated in accordance with Article 17-1 of the Japanese Company Accounting Regulations. Any amount less than one (1) yen shall be rounded up to the nearest yen.

(2)	In the event that shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall be increased by the amount remaining after deducting the increase in the limit for increase in common stock stipulated in (1) above.
7.	Limitation on Acquisition of Stock Acquisition Rights by Transfer

The acquisition of stock acquisition rights by transfer shall be subject to approval by resolution of the Board.

8.	Provisions for the Acquisition of Stock Acquisition Rights

In the event that a general meeting of shareholders of the Company approves any of the following (or the Board approves a resolution where the approval of the shareholders is not required), the Company may acquire stock acquisition rights without compensation on a date separately specified by the Board:
(1)	a proposed merger agreement under which the Company is to be dissolved;

(2)	a proposed corporate division agreement or plan under which the Company would be split;

(3)	a proposed share transfer agreement or plan that makes the Company a wholly owned subsidiary;

(4)	a proposed amendment of the Articles of Incorporation to add a provision that prescribes that the Company, with respect to all of its issued shares, shall be required to obtain the approval of the shareholders of the Company for the acquisition of such shares by transfer;

(5)	a proposed approval for an amendment of the Articles of Incorporation to add a provision that prescribes that the Company shall be required to obtain the approval of the shareholders of the Company for the acquisition of the shares to be issued upon the exercise of stock acquisition rights by transfer or that the Company shall obtain all of the shares of said class by a resolution of the general meeting of shareholders.
9.	Policy to Determine the Cancellation of Stock Acquisition Rights upon Organizational Restructuring and Issuance of Stock Acquisition Rights by the Surviving Company

In the event that the Company conducts a merger (limited to a merger that would result in the dissolution of the Company), absorption-type demerger, incorporation-type demerger, stock swap or share transfer (hereinafter collectively referred to as an “Organizational Restructuring”), stock acquisition rights of the joint stock companies (kabushiki kaisha) listed in Article 236, Paragraph 1, Item 8, (a) through (e) of the Company Law (the “Surviving Company”) shall be granted to each holder of stock acquisition rights remaining immediately prior to the Organizational Restructuring takes effect (the “Residual Stock Acquisition Rights”) (i.e. for an absorption-type demerger, the date on which the demerger takes effect; for an incorporation-type demerger, the date on which the new company is incorporated; for a stock swap, the date on which the stock swap takes effect; and for share transfer, the date on which the wholly-owning parent company is incorporated by share transfer) in accordance with the following terms and conditions. In such case, the Remaining Stock Acquisition Rights shall be cancelled, and the Surviving Company shall issue new stock acquisition rights; provided, however, that this shall be limited to the case where the grant of stock acquisition rights of the Surviving Company pursuant to the following conditions is stipulated in the absorption-type demerger agreement, incorporation-type demerger agreement, merger and spin-off agreement, new spin-off plan, stock swap agreement or share transfer plan:
(1)	Number of Stock Acquisition Rights of the Surviving Company to be Granted:

The number of stock acquisition rights to be granted shall be equal to the number of Residual Stock Acquisition Rights.

(2)	Class of Shares of the Surviving Company to be Issued upon Exercise of the Stock Acquisition Rights:

Common stock of the Surviving Company.

(3)	Number of Shares of the Surviving Company to be Issued upon Exercise of the Stock Acquisition Rights:

To be determined pursuant to Section 3 above after taking into consideration the terms and conditions of the Organizational Restructuring.

(4)	Amount Capitalized upon Exercise of Stock Acquisition Rights:

The amount capitalized upon the exercise of each stock acquisition right to be granted shall be the amount paid after restructuring as prescribed below multiplied by the number of shares of the Surviving Company to be issued upon the exercise of the stock acquisition rights as determined in accordance with (3) above. The amount paid after restructuring shall be one (1) yen per share of the Surviving Company which may be granted upon exercise of each stock acquisition right to be granted.

(5)	Exercise Period for Stock Acquisition Rights:

From the later of (i) the starting date of the exercise period for stock acquisition rights as stipulated in Section 5 above and (ii) the effective date of Organizational Restructuring, and lasting until the expiration date for the exercise of stock acquisition rights as stipulated in Section 5 above.

(6)	Matters concerning Increases in Capital Stock and Additional Paid-in Capital in case of Issuance of Shares due to the Exercise of Stock Acquisition Rights:

To be determined pursuant to Section 6 above.

(7)	Restrictions on the Acquisition of Stock Acquisition Rights by Transfer:

The acquisition of stock acquisition rights by transfer shall be subject to approval by resolution of the board of directors of the Surviving Company.

(8)	Provisions for Acquisition of Stock Acquisition Rights:

To be determined pursuant to Section 8 above.

(9)	Other Conditions for the Exercise of Stock Acquisition Rights:

To be determined pursuant to Section 11 below.
10.	Fractions of Less Than One (1) Share Arising upon the Exercise of Stock Acquisition Rights

Fractions of less than one (1) share in the number of shares to be granted to Optionholders who exercised their stock acquisition rights shall be rounded down.

11.	Other Conditions relating to the Exercise of Stock Acquisition Rights
(1)	Optionholders may exercise their stock acquisition rights in the event that they lose their status as director (including officers of a company that has adopted the committee system), auditor or executive officer of the Company and Wacoal Corporation (the “Date of Loss of Status”); provided, however, that in such case, such Optionholder may only exercise his or her stock acquisition rights until the earlier of (i) the expiration date as stipulated in Section 5 above and (ii) the five (5) year anniversary of the day after the Date of Loss of Status (the “Exercise Start Date”).

(2)	Notwithstanding the foregoing, during the period set forth in Section 5 above, the Optionholders may exercise their stock acquisition rights in the following cases (for item (ii), excluding the case where the stock acquisition rights of the Surviving Company are granted to the Optionholders pursuant to Section 9 above) only during the respective periods designated below:
(i)	if the Exercise Start Date of the Optionholder has not occurred by September 1, 2029

From September 2, 2029 until September 1, 2030.

(ii)	if the general meeting of shareholders of the Company approves a merger agreement pursuant to which the Company is to be dissolved or a stock swap agreement or share transfer plan that makes the Company a wholly owned subsidiary (or, in the event a resolution of the general meeting of shareholders is not required, if a resolution of the Board or determination by the chief executive officer of the Company is passed):

For fifteen (15) days from the day after the date of said approval.
(3)	If an Optionholder waives his or her stock acquisition rights, such Optionholder may not exercise the said Stock Acquisition Rights.

12.	Amount to be Paid for Stock Acquisition Rights

No payment of money shall be required in exchange for stock acquisition rights.
*	The stock acquisition rights will be allotted as compensation for the performance of duty and for this reason, the terms of issuance will not be advantageous for the eligible recipients.
13.	Allotment Date of Stock Acquisition Rights

September 1, 2010.

14.	Number of Stock Acquisition Rights to be Allotted and Number of Eligible Recipients

Eleven (11) stock acquisition rights will be allotted to three (3) directors of Wacoal Corporation, a subsidiary of the Company.
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